UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

May 15, 2015

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(First Section of the Tokyo Stock Exchange)

Notice Concerning Introduction of New Performance-Based Stock Compensation Program for Company Group Officers

Mizuho Financial Group, Inc. (the “Company”) hereby announces that the Company’s Compensation Committee resolved, at the meeting held on May 15, 2015, to revise the current compensation system for directors (excluding outside directors), executive officers as defined in the Companies Act and executive officers as defined in our internal regulations (collectively, the “Executive Officers”) of the Company, as well as directors (excluding outside directors), and executive officers as defined in our internal regulations of the Company’s subsidiaries, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd., to newly introduce a new performance-based stock compensation program using a trust (the “Program”). The Company will discontinue the current stock option program along with the introduction of the Program, and will not issue new stock options hereafter. Also, the Mizuho Financial Group Compensation Policy was revised as set forth in the Appendix hereto.

The Company will announce the details of the Program, such as the time that the trust will be established, the time that the shares will be acquired and the total number of shares to be acquired, when they have been determined.

1. Purpose of the Program

The Company has adopted a company with a nominating committee, etc. system for its governance structure and, accordingly, the Company’s Compensation Committee determines the compensation of directors, and executive officers as defined in the Companies Act. Since the Company operates its business giving due regard to creating value for diverse stakeholders and realizing improved corporate value through the continuous and stable growth of the Company Group (defined below) pursuant to the Company’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, as of the date hereof, the Company’s Compensation Committee resolved to revise the compensation system for directors, Executive Officers to one with an increased percentage of variable compensation, and therefore, will introduce performance payments and performance-based stock compensation that will function as an incentive for each director, Executive Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

Consequently, the compensation for directors and Executive Officers of the Company, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) will comprise of “basic salaries,” being fixed compensation, and “performance payments” and “performance-based stock compensation,” being variable compensation.

2. Scope of the Program

The Program will apply to directors (excluding outside directors) and Executive Officers of the Company, as well as directors (excluding outside directors) and executive officers as defined in our internal regulations of the Company’s subsidiaries, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group Officers”).

3. Outline of the Program

The Program will adopt the Board Benefit Trust (“BBT”) framework. Under the BBT, the Company’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by the Company (*), and the Company’s shares will be distributed to the Company Group Officers in accordance with the Rules on Distribution of Shares to be prescribed in advance. The number of the Company’s shares to be distributed to the Company Group Officers will be determined pursuant to a performance evaluation based on the annual business plan.

In light of domestic and overseas regulations and guidelines, etc., pertaining to compensation for directors and Executive Officers, a structure will be introduced for the distribution of the Company’s shares under the Program, whereby the distribution will be deferred over three years, and the deferred portion will be subject to reduction or forfeiture depending on certain factors, including the performance of the Company Group or the relevant directors and Executive Officers.

Voting rights related to the Company’s shares belonging to the trust assets under the trust shall not be exercised.

(*)	Each company in the Company Group (excluding the Company) will reimburse the Company according to the distribution of the Company’s shares to its own Company Group Officers.

4. Structure of the Program (as scheduled)

(1)	The Company resolves to introduce the Program at the Compensation Committee meeting. Further, each company in the Company Group (excluding the Company) will obtain the approval of directors’ compensation by a resolution of the shareholders’ meeting with regard to the introduction of the Program.
(2)	Each company in the Company Group will establish the Rules on Distribution of Shares pertaining to the compensation for directors and Executive Officers with regard to the introduction of the Program.
(3)	The Company will entrust money based on the Compensation Committee’s resolution described in (1) above (the trust established by such entrustment, the “Trust”). Each company in the Company Group (excluding the Company) will reimburse the Company according to the distribution of the Company’s shares to its own Company Group Officers.
(4)	The Trust will acquire shares of the Company from the stock market using the money entrusted in (3) above.
(5)	The Company Group will grant evaluation points to the Company Group Officers in accordance with the Rules on Distribution of Shares.
(6)	The Trust will, in accordance with the directions of the trust administrator who is independent from the Company, not exercise voting rights with regard to the Company’s shares in the Trust.
(7)	The Trust will distribute shares in the Company to the beneficiaries, who are the Company Group Officers that have satisfied the requirements for benefits set forth in the Rules on Distribution of Shares.
(8)	Should any shares remain when the Trust expires, the remaining shares will be transferred without payment from the Trust to the Company and cancelled in accordance with a board of directors’ resolution.

Note	The Company Group will continuously implement the same type of performance-based stock compensation program as the Program each year beginning in the next fiscal year and thereafter by conducting additional entrustment to the BBT trust and other measures.

—End—

Contact:

Mizuho Financial Group, Inc.

Corporate Communications Division

Public Relations Department

Tel. 81-3-5224-2026

Appendix

“Mizuho Financial Group Compensation Policy”

Revised as of May 15, 2015

Article 1	Purpose of this Policy

1.	The “Mizuho Financial Group Compensation Policy” sets out the policy concerning the determination of compensation for each individual director, executive officer as defined in the Companies Act, and executive officer as defined in our internal regulations (“Directors, etc.”) of Mizuho Financial Group, Inc. (“MHFG”) as well as Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (“Core Subsidiaries”).

2.	Executive compensation for MHFG and the Core Subsidiaries pursuant to such policy aims to function as incentive and compensation for each officer to exercise the designated function to the fullest with respect to striving to realize management with consideration to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Identity.

Article 2	Basic Policy

The basic policy with respect to the determination concerning the individual compensation of Directors, etc., of MHFG and the Core Subsidiaries is set forth below:

1)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each of the Directors, etc.

2)	The executive compensation shall give consideration to improving corporate value and creating value for various stakeholders over the medium to long term.

3)	The executive compensation shall reflect the management environment and business performance of our group.

4)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

5)	The compensation system and standards shall be reevaluated based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

6)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

Article 3	Compensation System

1.	The compensation system for executive officers as defined in the Companies Act (including executive officers who are directors), executive officers as defined in our internal regulations, and directors and executive officers of the Core Subsidiaries responsible for business execution (“Officers Responsible for Business Execution”) shall be separate from that for the non-executive directors of MHFG and the directors of the Core Subsidiaries responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

2.	The basic compensation system for Officers Responsible for Business Execution shall consist of basic salaries in the form of fixed compensation as well as variable compensation consisting of performance payments and performance-based stock compensation. The ratio of fixed compensation to variable compensation, the range of variable compensation based on business performance and the payment method shall be designated in light of sound incentivization for sustainable growth and restraint on excessive risk taking, while our taking into account regulations and guidelines as well as research data, etc., both in Japan and overseas, concerning executive compensation. In principle, the ratio of fixed to variable compensations shall be 6 to 4 and the ratio of performance payments to performance-based stock compensation shall be 1 to 1, based on which the standard amount shall be calculated for each position. The variable compensation shall reflect each officer’s performance within the range of 0% to 150% of the standard amount for each position. The basic salaries, the performance payments and the performance-based stock compensation as well as the payment methods, etc., are in principle as set forth below:

1)	The basic salaries shall factor in each officer’s function and responsibility in addition to the standard amount for each position.

2)	The performance payments shall be monetary made as officers’ incentive to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables certain amount of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

3)	The performance-based stock compensation shall be paid in the form of shares of common stock of MHFG acquired from the stock market through a trust with an aim to align officers’ interests with those of the shareholders and increase the incentive to enhance corporate value. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables the entire amount of deferred payments of the performance-based stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

4)	The variable compensation intended for professional personnel, etc., appointed from outside the group shall be individually designed based on the duties and characteristics of business responsibilities and market values, etc., of each officer, a system which enables certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture (clawback) of the deferred amount depending on the performance, etc., of the company and such personnel.

3.	The compensation for Non-Executive Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function and shall consist of basic salaries and stock compensations.

1)	The basic salaries shall factor in each officer’s function and responsibilities in addition to the standard amount for each of the full-time and part-time non-executive officers.

2)	The stock compensation shall be paid to full-time internal directors excluding outside directors in accordance with the standard amount based on each position. However, the payment standards shall not fluctuate depending on each officer’s level of performance. A system shall be adopted which enables the entire amount of deferred payments of the stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

Article 4	Compensation Determination Process

1.	The Compensation Committee shall determine the determination policy of executive compensation for MHFG and the Core Subsidiaries and the executive compensation system including system set out in Article 3. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer, as defined in the Companies Act, of MHFG and approve at MHFG the compensation of each individual director of the Core Subsidiaries.

2.	The President & Executive Officer, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer, as defined in our internal regulations, of MHFG and approve at MHFG the compensation of each individual executive officer of the Core Subsidiaries, etc.

3.	All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the chairman thereof shall be an outside director.

4.	The Compensation Committee, where necessary, may have officers who are not members of the committee (including officers of the Core Subsidiaries) such as the President & Executive Officer and external experts, etc., attend its meetings and request their opinion.

Article 5	Revision and Abolishment of the Policy

Revision and abolishment of the Policy shall be resolved by the Compensation Committee of MHFG.

-End-